EXHIBIT 99.1

Visit Amarc at Three Conferences in Vancouver This Month

VANCOUVER, BC / ACCESSWIRE / January 18, 2023 / Amarc Resources Ltd. (“Amarc” or the “Company”) (TSXV:AHR); (OTCQB:AXREF) is pleased to provide details of its executive and technical team’s participation at three conferences in Vancouver, British Columbia during January 2023.

•	On January 23 and January 24, Amarc is exhibiting at 2023 AME Roundup Conference in the Exhibit Hall at Vancouver Convention Centre East.

o	Visit Amarc Corporate Booth - #316, located on the centre aisle.

•	On January 27 and January 28, Amarc is presenting at the Metal Investors Forum in the Star Sapphire Ballroom and Foyer (Level 3) in the Fairmont Pacific Rim Hotel.

o	Visit Amarc Corporate Booth in the Foyer

o	Corporate Presentation by Dr. Diane Nicolson, President & CEO

Saturday, January 28, 2023 at 12:20 pm in the Speakers Hall

o	Fireside Chat with Robert Dickinson, Executive Chair

Saturday, January 28, 2023 at 1:50 pm with John Kaiser in the Amber Room

•	On January 29 and January 30, Amarc will be attending the Vancouver Resource Investment Conference in the Exhibit Hall at Vancouver Convention Centre West.

o	Visit Corporate Booth #300

o	Corporate Presentation by Dr. Diane Nicolson, President & CEO

January 29, 2023 11:40 am in Workshop 3

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Amarc’s expansive, 100%-owned copper±gold districts are located in British Columbia. The IKE, JOY and DUKE districts host four known copper±gold deposits prime for moving toward development, and 10 porphyry copper-gold deposit targets that are ready for drill discovery. Active drilling programs have been underway in 2022 and continue into 2023.

Amarc and Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”) made considerable progress at the JOY District (“JOY”), completing a second comprehensive program with a substantial drilling component in 2022. In November, Amarc and Boliden Mineral Canada Ltd. (“Boliden”) completed an agreement on the DUKE District (“DUKE”), and initiated drilling at the DUKE Deposit before year end. Freeport at JOY and Boliden at DUKE can earn up to a 70% interest in the districts by funding $110 million and $90 million of staged earn-in expenditures, respectively.

Conference delegates are also invited to contact Diane Nicolson, Amarc President & CEO, at (604) 684-6365 or at dianenicolson@hdimining.com in advance to organize a time for a meeting and to receive further information.

Dr. Roy Greig, P.Geo., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content in this release.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

 President and CEO

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Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking and other Cautionary Information

This news release includes certain statements that may be deemed “forward-looking statements”. All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc’s projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc’s projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking

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SOURCE: Amarc Resources Ltd.

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